Ur-Energy Inc.
1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Ur-Energy Inc. (the “Corporation”) will be held at The Melinda Gallery, The Suites at 1 King West, 1 King Street West, Toronto, Ontario on Friday, May 18, 2007 commencing at 10:00 a.m.(EDT) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the report of the auditors thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the auditor's remuneration;

4.	to consider and, if thought advisable, to pass, with or without variation, a resolution confirming the Corporation’s new By-Law No. 1 (“By-Law Resolution”);

5.

to consider and, if thought advisable, to pass, with or without variation, a special resolution, amending the articles of the Corporation to permit the Corporation to hold shareholder meetings at any place in Canada and the United States, as the directors in their discretion decide from time to time (“Article Amendment Resolution”); and

6.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the Circular, containing details of the matters to be dealt with at the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with management’s discussion and analysis thereon, and a form of proxy.

Shareholders who are unable to attend the annual and special meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail in the enclosed return envelope or by facsimile. To be effective, proxies must be received by the Corporation’s transfer agent, Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, Attention: Proxy Department or by facsimile at 416-361-0470 prior to 5:00 p.m. (EDT) on Thursday, May 17, 2007 or if the annual and special meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment thereof is to be held, or may be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Ottawa, Ontario, this 12th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “John McNeice”
Corporate Secretary